SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO/A
                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                                (Amendment No.2)

                            ALYSIS TECHNOLOGIES, INC.
                       (Name of Subject Company (Issuer))

                                PITNEY BOWES INC.
                                       and
                             MAUI ACQUISITION CORP.
                       (Name of Filing Persons (Offerors))

                          Common Stock, Par Value $0.01
                         (Title of Class of Securities)

                                    449194109
                      (CUSIP Number of Class of Securities)

                                 SARA MOSS, ESQ.
                                PITNEY BOWES INC.
                               WORLD HEADQUARTERS
                        STAMFORD, CONNECTICUT 06926-0700

                                   COPIES TO:

                              DOUGLAS A. CIFU, ESQ.
                    PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                           1285 AVENUE OF THE AMERICAS
                          NEW YORK, NEW YORK 10019-6064
                                 (212) 373-3000
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

         Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

[_]      Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third-party tender offer subject to Rule 14d-1.

[_]      issuer tender offer subject to Rule 13c-4.

[_]      going-private transaction subject to Rule 13e-3.

[X]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

         This Amendment No. 2 (the "Second Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed on March 29, 2001 (as subsequently amended and supplemented, the "Schedule TO") by Maui Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Pitney Bowes Inc., a Delaware corporation ("Parent"). On April 13, 2001, the Purchaser and Parent filed Amendment No.1 to Schedule TO. The Schedule TO is related to the offer by the Purchaser to purchase all the outstanding shares of common stock, par value $0.01 per share (the "Common Shares"), of Alysis Technologies, Inc. (the "Company") and all the outstanding shares of class B common stock of the Company, par value $0.01 per share (the "Class B Shares" and, together with the Common Shares, the "Shares"), at a purchase price of $1.39 per Share, net to the Seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 29, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer") copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

ITEM 4   TERMS OF THE TRANSACTION,

ITEM 6   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

AND

ITEM 8   INTEREST IN SECURITIES OF THE COMPANY

         Item 4, 6 and 8 of Schedule TO are amended and supplemented to include the following information:

         "The Offer initially expired at 12:00 midnight, New York City time, on April 25, 2001. At that time, 10,083,418 Common Shares have been tendered (including approximately 65,724 Common Shares that are guaranteed to be delivered), representing about 89.94% of the outstanding Common Shares of the Company, and 2,417,112 Class B Shares have been tendered, representing about 100% of the outstanding Class B Shares. The Purchaser has accepted for payment all validly tendered Shares and expects to make payment for the accepted Shares to the Depositary on April 26, 2001, or promptly thereafter.

         The Purchaser has decided to provide a Subsequent Offering Period commencing Thursday, April 26, 2001 at 9:00 a.m. New York City Time, and expiring at 5:00 p.m. New York City Time, on Wednesday, May 2, 2001, in accordance with Rule 14d-11 of the Exchange Act. During such period, the Purchaser will instruct the Depositary to immediately accept and promptly pay for all the Shares tendered as they are tendered. No withdrawal rights will be available to the Stockholders during such Subsequent Offering Period. Except as amended by this paragraph as required by Rule 14d-11, the terms and conditions of the Offer remain in effect and unmodified."

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


         Attached hereto as Exhibit (a)(1)(H) and as required by Rule 14d-11 of the Exchange Act, is the press release announcing the Subsequent Offering Period and the information contained therein is incorporated herein by reference.

ITEM 12  EXHIBITS

         Item 12 of the Schedule TO is hereby amended and supplemented by adding thereto the following:

         (a)(1)(H)         Text of the Press Release issued by Pitney Bowes Inc.
                           on April 26, 2001

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 26, 2001

                                   Pitney Bowes Inc.


                                   By:  /s/  Bruce P. Nolop
                                        ---------------------------------------
                                   Name:     Bruce P. Nolop
                                   Title:    Executive VP & CFO


                                   Maui Acquisition Corp.


                                   By:  /s/  Bruce P. Nolop
                                        ---------------------------------------
                                   Name:     Bruce P. Nolop
                                   Title:    Executive Officer

                                INDEX TO EXHIBITS


EXHIBIT NUMBER                               DESCRIPTION
--------------                               -----------

(a)(1)(H)                  Text of the Press Release issued by Pitney Bowes Inc.
                           on April 26, 2001